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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             RAMSAY HEALTH CARE INC.
                        -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                        -----------------------------------
                         (Title of Class of Securities)

                                    75158220
                        -----------------------------------
                                 (CUSIP Number)


                                               With a copy to:
                                               Ellen B. Corenswet, Esq.
James B. Hoover                                Brobeck, Phleger & Harrison, LLP
1921 W. Joppa Road                             1633 Broadway
Baltimore, Maryland 21204                             New York, New York  10019
(410) 583-1476                                 (212) 581-1600
-------------------                            --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 30 , 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with this statement /_/.

                        (Continued on following page(s))

                                Page 1 of 5 Pages

                         Exhibit Index Appears on Page 5


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CUSIP No. 75158220                                            Page 2 of 5 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dauphin Capital Partners I, LP (# 22-3584555)
---------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                                      (a) //

          N/A                                                            (b) //
---------------------------------------------------------------------

3        SEC USE ONLY
---------------------------------------------------------------------

4        SOURCE OF FUNDS                                                 WC
---------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
---------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware
---------------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER          1,333,334 shares
     OF                    ----------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER                0 shares
   OWNED                   ----------------------------------------------------
     BY
    EACH                   9        SOLE DISPOSITIVE POWER     1,333,334 shares
  REPORTING
   PERSON                  ----------------------------------------------------
    WITH                   10       SHARED DISPOSITIVE POWER           0 shares

---------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                1,333,334 shares
---------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 / /
         CERTAIN SHARES
---------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.9%
---------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                                  PN
---------------------------------------------------------------------

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CUSIP No. 75158220                                            Page 3 of 5 Pages

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock"), of Ramsay Health Care, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.


Item 2.  Identity and Background.

                  This Statement is filed by Dauphin Capital Partners I, LP (the "Reporting Person"). The following sets forth the Reporting Person's name, state of organization, principal office, and present principal business.

     Name:                                       Dauphin Capital Partners I, LP

     State of Organization:                      Delaware

     Principal Office:                           1921 W. Joppa Road
                                                 Baltimore, Maryland 21204

     Principal Business:                         Venture Capital Partnership.


                  During the five years prior to the date hereof, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                  Citizenship:                                Delaware


Item 3.  Source and Amount of Funds or Other Consideration.

                  (a) The source for the $1,500,000 purchase is working capital.

Item 4.  Purpose of Transaction.

                  The Reporting Person acquired all the shares of Common Stock owned by the Reporting Person on October 30, 1998.

                  Although the Reporting Person has not formulated any definitive plans, it may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when it deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Person currently does not have plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Person beneficially owns 1,333,334 shares representing 6.9% of the Common Stock.

                  (b) Sole power to vote exists on 1,333,334 shares.

                  (c) Inapplicable

                  (d) Inapplicable.

                  (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to

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CUSIP No. 75158220                                            Page 4 of 5 Pages

Securities of the Issuer.

                  Inapplicable

Item 7.  Material to be Filed as Exhibits.

                  Inapplicable.


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CUSIP No. 75158220                                            Page 5 of 5 Pages


                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        November 5, 1998




                                           By:  /s/ James B. Hoover
                                           By:  DCP I, LLC, General Partner
                                           By:  James B. Hoover, Member of DCP I
                                                LLC, General Partner of Dauphin
                                                       Capital Partners I, LP